November 22, 2006

Mail Stop 4561

Daniel J. Brinker
President and Chief Executive Officer
American TonerServ Corporation
475 Aviation Boulevard, Suite 100
Santa Rosa, CA 95403

> **RE: American TonerServ Corporation**
> **Amendment no. 1 to Form SB-2**
> **Filed November 6, 2006**
> **File number 333-137831**

Dear Mr. Brinker:

We have reviewed the above amendment and have the following comment.

Form S-3

1. Please update to conform to the requirements of paragraph (g) of Item 310 of Regulation S-B.

Legal Opinion

2. Please file an updated opinion of counsel regarding the legality of the offering.

Accountant's Consent

3. Please include a currently dated and amanually signed consent of the public accountants.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: James P. Beck
       Krys Boyle, P.C.
       600 Seventeenth Street
       Suite 2700 South Tower
       Denver, CO 80202
       Facsimile no. (303) 893-2882